EXHIBIT 99.1

HEXO to begin trading on the NYSE American

GATINEAU, Quebec, Jan. 17, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX:HEXO) is pleased to announce that its common shares have been approved for listing on the NYSE American LLC ("NYSE American") and will commence trading effective at the open of markets on January 23, 2019.

HEXO’s shares will trade on the NYSE American under the ticker symbol “HEXO”, the same symbol the Company’s common shares currently trade under, and will continue to trade under, on the Toronto Stock Exchange.

Concurrent with the commencement of trading on the NYSE American, HEXO intends to cease the quotation of its shares on the OTCPK under the symbol “HYYDF”. While shareholders are not required to take any action, the Company recommends that holders who bought shares on the OTCPK monitor their institution/brokerage account to ensure their holdings are correctly reflected under the new ticker symbol.

About HEXO Corp.

HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes award-winning products to serve the global cannabis market. Through our hub and spoke business strategy, we are partnering with Fortune 500 companies, bringing our brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates with over 1.3 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. We serve the Canadian adult-use market under the HEXO brand while continuing to provide our medical cannabis clients with consistent access to Hydropothecary medical cannabis products. For more information please visit hexocorp.com.

Forward-Looking Information

This press release contains forward-looking information that is based on certain assumptions and involves known and unknown risks and uncertainties and other factors that could cause actual events to differ materially from current assumptions and expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, including with respect to the timing for listing of the Company’s common shares on the NYSE American. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available on SEDAR’s website at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Kathy Chow
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Sarah Brown
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498